Exhibit 99.1

SciSparc: Subsidiary NeuroThera Highlights Enhancement of U.S. Patent Portfolio Through Collaboration with Clearmind Covering LSD, Ketamine and Ibogaine Combinations

The U.S. patent applications cover proprietary combinations of NeuroThera’s PEA technology with LSD, ketamine and ibogaine for potential therapeutic applications, including mental health disorders, such as depression and PTSD as well as substance use disorders

TEL AVIV, Israel, Sept. 23, 2026 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), today announced that NeuroThera Labs Inc. (TSXV: NTLX) (“NeuroThera”), a clinical-stage pharmaceutical company focused on developing novel treatments for central nervous system disorders, highlighted the expansion of the U.S. intellectual property portfolio through its ongoing collaboration with Clearmind Medicine Inc. (“Clearmind”) (Nasdaq: CMND).

As part of the collaboration, three U.S. patent applications have been published covering novel combinations of lysergic acid diethylamide (“LSD”), ketamine and ibogaine with N-acylethanolamines, including palmitoylethanolamide (“PEA”), NeuroThera’s proprietary technology.

The applications cover potential therapeutic uses across a range of indications, including mental health disorders such as depression and post-traumatic stress disorder, as well as pain and substance use disorders.

These U.S. patent applications build on previously announced intellectual property generated through the collaboration, including a U.S. patent application covering the combination of MDMA and N-acylethanolamines for potential treatment of PTSD, anxiety and eating disorders.

The continued maturation of the patent portfolio reflects the broader potential applications of NeuroThera’s PEA technology when combined with psychoactive compounds such as psychedelic compounds. NeuroThera believes that these combinations may support the development of novel therapeutic approaches across multiple neuropsychiatric and substance use disorder indications.

NeuroThera and Clearmind continue to advance their collaboration, aimed at bringing safer and more effective treatments to market for some of the most common and rapidly growing mental-health conditions. The companies remain focused on combining PEA with psychedelic-derived compounds, while enhancing the intellectual property portfolio supporting these innovative therapeutic programs

About SciSparc Ltd. (Nasdaq: SPRC):

The Company, through its subsidiary NeuroThera, engages in clinical-stage pharmaceutical developments. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, together with its majority-owned subsidiary NeuroThera, is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI- 210 for the treatment of autism spectrum disorder and status epilepticus. The Company, through NeuroThera, also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

About NeuroThera Labs Inc.

NeuroThera is a clinical-stage pharmaceutical company focused on developing novel therapeutics for central nervous system disorders and other underserved health conditions through collaborations and innovative combinations.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses the potential therapeutic uses of NeuroThera’s product candidates across a range of indications, the broader potential applications of NeuroThera’s PEA technology, the potential of NeuroThera and Clearmind to bring safer and more effective treatments to market for some of the most common and rapidly growing mental-health conditions, and continued enhancement of the intellectual property portfolio supporting these innovative therapeutics.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F, filed with the SEC on April 29, 2026, as amended, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055